Exhibit 14.1

CODE OF

ETHICS AND BUSINESS CONDUCT

United States

Table of contents

1.	Introduction	1

2.	Observing all Laws and Regulations	1

2.1	Generally	1

2.2	Bribery	2

	2.2.1 Offering Giving, Receiving or Requesting Bribes	2

	2.2.2 Receiving Gifts of Favors	3

2.3	Compliance with Applicable Export Controls, Sanctions and Trade Controls	3

2.4	Dealing With Government Entities	4

2.5	Political Contributions	5

2.6	Antitrust/Anti-Monopoly	5

	2.6.1 Dealing with Competitors	5

	2.6.2 Dealing with Customers	5

2.7	Government Classified Information	6

2.8	Quality of Public Disclosures	6

	2.8.1 Contacts with Reporters, Analysts and Other Media	6

2.9	Trading on Inside Information	6

2.10	Data Privacy, Protection and Security	7

2.11	Discrimination and Harassment	7

2.12	Health and Safety	7

2.13	Environment	8

3.	Avoiding Conflicts of Interest	8

3.1	Generally	8

3.2	Corporate Opportunities	8

4.	Use of Our Assets and Those of Others	9

4.1	Physical Assets and Property	9

4.2	Intellectual Property	9

5.	Maintaining Accurate and Complete Company Records	9

5.1	Accounting and Financial Records	9

5.2	Retention of Documents	10

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6.	Protecting Proprietary Information	11

6.1	Protecting Mirion Proprietary Information	11

6.2	Protecting the Proprietary Information of Others	11

6.3	Inadvertent Disclosure	12

7.	Administration of this Code	12

7.1	Ongoing Review of Compliance	12

7.2	The Chief Compliance Officer	12

7.3	Reporting of Suspected Violations	12

7.4	Non-Retaliation	13

7.5	Investigation of Suspected Violations	13

7.6	Disciplinary Action	13

7.7	Special Provisions Applicable to Certain Financial Executives	13

7.8	Audit and Compliance Plan	13

7.9	Waiver and Amendments	14

7.10	Important Disclaimers	14

REVISION HISTORY

June 2, 2006: The Mirion Code of Ethics and Business Conduct was first adopted by the Mirion Board of Directors.

June 12, 2008: The Mirion Code of Ethics and Business Conduct was updated and approved by the Mirion Board of Directors for implementation in all U.S. locations and localized versions prepared for implementation in non U.S. locations.

Feb. 9, 2012: The Mirion Code of Ethics and Business Conduct was updated and approved by the Mirion Board of Directors for implementation in all U.S. locations and localized versions prepared for implementation in non U.S. locations.

Oct. 20, 2021: The Mirion Code of Ethics and Business Conduct was updated in connection with the listing of the Company’s securities and approved by the Mirion Board of Directors for implementation in all U.S. locations and localized versions prepared for implementation in non U.S. locations.

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1.	Introduction

Mirion Technologies has adopted this Code of Ethics and Business Conduct to communicate to all Mirion people the ethical and legal standards that we, as a company, observe and that we expect you to observe when working for Mirion, your Mirion colleagues, and others with whom we do business. Throughout this Code, we use the terms “Mirion people,” “you” and “your” to refer to all Mirion employees, officers and directors, and the terms “Mirion,” the “Company,” “we” and “our” to refer to Mirion and its subsidiaries. We use the term “Code” to refer to this document, as it may be amended from time to time. We use the term “Chief Compliance Officer” to mean the person designated as such by our Board of Directors.

We expect all Mirion people to act ethically and obey the law. Central to the Mirion culture are our values of Integrity, Commitment, Accountability, Innovation and Respect. This Code of Ethics and Business Conduct shows you how these values can guide you as you make decisions for and on behalf of Mirion every day. When you encounter ethical or legal issues where you are not certain about the correct course of action, you should use the principles described in this Code as guideposts in deciding how to proceed. This Code addresses the following general topics:

•	Observing all laws and regulations

•	Avoiding conflicts of interest

•	Maintaining accurate and complete company records

•	Protecting proprietary information

•	How to ask questions and raise concerns

Because rapid changes in our industry and in the law constantly present new issues, we cannot create guidelines that address all circumstances or constitute the definitive answer on any question. When you are in doubt about the correct or best course of action, you should always consider consulting your supervisor, the Mirion Legal Department and/or the Chief Compliance Officer for guidance.

We firmly believe that a strong commitment to ethical and legal conduct is essential for us to successfully achieve our purpose and vision and we therefore require that all Mirion people comply with this Code. Nonetheless, to the extent that anything in this Code conflicts with applicable law or collective bargaining agreements, the applicable law or collective bargaining agreement shall prevail. We also require that Mirion people report issues of ethical concern known to them that involve others. This includes any supervisory employee who directs, approves, or has knowledge of violations. To help ensure compliance, we have established a procedure for reporting suspected violations of this Code. Any violations of this Code may result in disciplinary action, including termination of employment. These matters are described in more detail at the end of this Code.

2.	Observing all Laws and Regulations

2.1	Generally

You must comply with all applicable laws and regulations, both domestic and international, whether at a local, state or federal level and refrain from dishonest or unethical conduct. When laws and regulations are ambiguous and difficult to interpret, we expect you to make a good-faith effort to follow both the letter and the spirit of the law and to ask for guidance as needed.

You must also comply with all Mirion policies and procedures that apply to you.

We modify or update these policies and procedures from time to time, and we also adopt new Company policies and procedures from time to time. You are also expected to observe the terms of any confidentiality agreement, employment agreement or other similar agreement that applies to you. If you previously signed one of these agreements with Mirion, it remains in full force and effect.

Mirion people shall deal fairly with customers, suppliers, competitors, the public and one another at all times and in accordance with the ethical business practices set out in this Code of Ethics and Business Conduct. No one shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. No bribes, kickbacks or other similar payments in any form shall be made directly or indirectly to or for anyone for the purpose of obtaining or retaining business or obtaining any other favorable action. Mirion and any employee, officer or director involved in any such activities or practices may be subject to disciplinary action as well as potential civil or criminal liability for violation of this policy.

2.2	Bribery

2.2.1	Offering Giving, Receiving or Requesting Bribes

Bribery is forbidden under the laws and regulations of all of the jurisdictions in which we conduct business, including but not limited to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, France’s Sapin II law as well as many other laws and regulations in each of the countries in which we operate.

Mirion has a zero-tolerance policy for bribery and corruption in all of its forms.

Mirion and its people must comply with all anti-corruption laws and regulations of every country in which we operate. These anti-corruption laws strictly prohibit the offer and payment of bribes and other illegal payments to government officials and others with which Mirion does business. Bribery is the offer, promise, authorization, or payment of anything of value, either directly, or indirectly through a third-party, to a government official or private individual, in order to secure any improper advantage for Mirion, our staff or our business partners. This could be in connection with the winning of a contract, or for any other matter that could benefit the company, such as obtaining licenses or permits or visas for our staff. It is also illegal and a breach of this Code for Mirion people to accept bribes, kickbacks or other improper payments from those with which we do business.

Bribes need not be made in cash to be illegal. Anything that has value to the recipient (or their family members or associates) can constitute a bribe. This could include gifts, favors, performing services for free, contracts, offers of employment or other business opportunities, charitable donations, political contributions, payment of medical, educational, or living expenses, travel, meals, lodging, shopping, or entertainment expenses.

In light of these severe restrictions and penalties associated with bribery, and because it is against Mirion’s commitment to conducting business ethically, you may not give any bribes, kickbacks or other similar considerations either directly or indirectly, to any person or organization (including but not limited to personnel of private businesses, governmental agencies, or state-owned enterprises) to attract or facilitate business. You may also never request or receive a bribe or kickback in connection with your work for the Company.

We must ensure that those acting for or on our behalf, and all those that provide services to Mirion also act compliantly and do not pay bribes on our behalf. Arrangements should not be entered into with any business partner without first assessing the corruption risk of the engagement and conducting appropriate due diligence. Once engaged, business partners should be monitored to ensure they are acting ethically and compliantly and so as to be alert to any red flags. Fees, commissions or other amounts paid to outside consultants, agents or other third parties must be fully and properly disclosed in our financial books and records and must be legal, proper and reasonable in relation to customary commercial practice, and only be made in return for the provision of real, legitimate and necessary goods or services. Payments to a third party may never be used to accomplish indirectly what Mirion or its people could not properly or legally do directly themselves. If your position with the Company so entails, you may offer modest and occasional business entertainment in the form of meals and beverages, but even here, you must be cautious: even business entertainment can be a bribe if they are lavish or frequent. Other forms of entertainment (such as tickets to local sporting, civic or cultural events) are allowed if reasonable, customary and not excessive. All expenses must be incurred and approved in accordance with Mirion’s expense policies.

While the risk of bribery exists in any transaction, even with commercial counterparties, particular care must be taken when dealing with public officials. Please refer to the Mirion Policy on Dealing with Public Officials.

Strict regulations also apply in the U.S. government contracts context, see Mirion’s policy on Dealing with the United States Government.

2.2.2	Receiving Gifts of Favors

All business decisions must be made on the basis of the merits of the underlying transaction and in a way that preserves Mirion’s integrity. To avoid the implication of impropriety that your decisions may be influenced by a gift or favor, you must decline any gift, favor, entertainment or anything else of value from current or prospective intermediaries, clients, suppliers or contractors or their representatives except for:

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Gifts that do not have substantial monetary value given at holidays or other special occasions. In the event that you receive any gift with a fair market value in excess of $200, you must report it to your supervisor promptly. Members of the Mirion CEO’s Operating Committee must report such gifts in writing, on a periodic basis, to the Audit Committee of the Board of Directors;

•	Reasonable entertainment at lunch, dinner or business meetings where the return of the expenditure on a reciprocal basis is likely to occur and would be properly chargeable as a business expense; or

•	Other routine entertainment that is business-related such as sports outings or cultural events is acceptable under this policy only if reasonable, customary, infrequent and not excessive.

You must exercise good business judgment in deciding which situations are acceptable or not. If you are ever in doubt as to the acceptability of any entertainment activity, please seek guidance.

2.3	Compliance with Applicable Export Controls, Sanctions and Trade Controls

You are expected to comply with the legal requirements of each country in which you conduct Mirion business as well as with all U.S. laws insofar as they apply in other countries.

It is Company policy that all employees involved in international sales and/or daily export functions will use Mirion’s Export Management Compliance Program (“EMCP”) to comply with, and become more knowledgeable about, the export laws of the United States and of the other countries in which Mirion does business. Violations of the U.S. Export Administration Regulations or other applicable export laws and regulations can result in criminal and administrative charges that could result in the loss of export privileges, fines and/or imprisonment. Violations of the export control regimes of other countries could also result in severe repercussions. Employee cooperation is required to ensure that all requirements of the EMCP are met.

As of the date of this edition of the Code, the United States prohibits U.S. persons (that is, both individuals and companies) from virtually all dealings with and in Cuba, Crimea, Iran, North Korea, Syria, and with the government of Venezuela as well as with a lengthy list of entities and individuals that the United States considers to be closely associated with the sanctioned countries (even if not physically located there) or that are considered terrorists, human rights violators, or traffickers of either narcotics or weapons of mass destruction. The Mirion Legal Department distributes updated information to the Site Export Compliance Coordinator at each Mirion manufacturing site. If you have questions about which countries are on the current list, please contact your Site Export Compliance Coordinator or the Mirion Legal Department.

Our Board of Directors has adopted a sanctions policy that is applicable to the business transactions engaged in by both our U.S. and non-U.S. subsidiaries.

It is our policy for all non-U.S. subsidiaries and all of their employees, officers and directors, to comply with U.S. law to the extent applicable to them. This includes complying with the requirement that any personnel who are U.S. citizens or permanent residents of the United States may not be involved in any potential or actual activities prohibited for U.S. persons to engage in under U.S. economic sanctions programs. These rules are complex, and advice must be sought from Mirion’s Legal Department in any situation where any non-U.S. subsidiary or Mirion person intends to engage in an activity which would be prohibited if engaged in by a U.S. person.

Also, Mirion’s U.S.-based employees, officers and directors may not participate in, or facilitate activities by, non-U.S. persons if those activities would be prohibited for U.S. persons. Accordingly, all U.S.-based Mirion officers and employees must refrain from involvement of any kind with activities of all non-U.S. subsidiaries of Mirion that are prohibited for U.S. persons. There are, however, limited exceptions to these prohibitions, so you should contact Mirion’s Legal Department if there is a need for U.S. persons to be involved in particular transactions to determine whether this is possible within the applicable requirements of U.S. law.

If you have any questions regarding these legal requirements, please contact the Mirion Legal Department.

2.4	Dealing With Government Entities

Because of the nature of Mirion’s products and services, we may often come into contact with public officials and government entities. Many additional laws and regulations apply when dealing with either the U.S. or other national, state or local government agencies or bodies, whether as clients, regulators or otherwise. These rules are complex and apply to the bidding for, execution of and invoicing for government work, and many other topics. Mirion has developed specific policies that address these requirements and what is expected of Mirion people when dealing with government entities, and Mirion people must comply with all such policies and procedures Please refer to the Mirion Policy on Dealing with the United States Government.

2.5	Political Contributions

We do not make contributions or payments that could be considered a contribution to political parties or candidates or to intermediary organizations such as political action committees. However, you are free to exercise your right to make personal political contributions within legal limits, unless these contributions are otherwise prohibited by other Mirion policies. You must not make these contributions in a way that might appear to be an endorsement or contribution by Mirion. You must be certain that you understand, and are complying with, all such laws and regulations before making any political contributions. We will not reimburse you for political contributions in any way, and no Mirion assets or facilities may be used in furtherance of political activities.

2.6	Antitrust/Anti-Monopoly

Antitrust laws generally prohibit agreements or actions that restrain trade or reduce competition. The free enterprise system rests on the notion that free and open competition is the best way to ensure an adequate supply of products and services at reasonable prices. We expect you to adhere to both the spirit and the letter of all applicable antitrust laws governing competition in any country in which Mirion does business, including the United States. Violation of antitrust laws can result in severe civil and criminal penalties, including imprisonment for individuals, and Mirion can be subjected to substantial fines and damage awards.

2.6.1	Dealing with Competitors

The following agreements, arrangements or understandings between Mirion and its competitors (whether oral or in writing) are prohibited:

•	Agreements that affect the price or other terms or conditions of sale of products or the terms on which we invest;

•	Agreements regarding the companies to whom Mirion will, or will not, sell or provide services;

•	Agreements to refuse to invest in or sell to particular businesses or to refuse to buy from particular businesses;

•	Agreements that limit the types of goods and services that Mirion will provide; and

•	Agreements to rig bids or collude in connection with the award of bids or proposals.

Contacts with our competitors are sensitive and risky, because courts can infer an agreement or collusion from these contacts when they are followed by common action or behavior. We recognize that we may need to work with our competitors in the regular course of our business, however in all contacts with our competitors, you must not discuss prices, costs, competition, division of markets, marketing plans or studies, or any other proprietary or sensitive information. All Mirion people must follow exemplary standards of conduct when dealing with competitors so as to project at all times a professional image on behalf of Mirion and protect Mirion from any suggestion of improper conduct.

If any competitor initiates a discussion with you involving the subjects above, you must immediately excuse yourself from the conversation and report the matter to the Mirion Legal Department.

2.6.2	Dealing with Customers

Our customers must be free to decide when, and under what conditions, they will purchase goods and services from us. While we may request or recommend certain terms and conditions for doing business, we or they cannot take coercive action to require others to comply with these requests or recommendations.

2.7	Government Classified Information

Because of the nature of Mirion’s government customers, and the products and services Mirion provides, Mirion people may work with classified information (i.e., information classified by the government as subject to strict restrictions on use or disclosure). In such case, Mirion people must comply strictly at all times with all applicable laws and policies concerning the handling and safeguarding of such classified information. Mirion people must handle and safeguard all classified information strictly in accordance with established procedures, and must not communicate or distribute such information to unauthorized persons or discuss such information in places where unauthorized persons might overhear or access such information. False certifications by Mirion’s employees or third-party contractors regarding the handling of classified information can result in criminal or civil liability.

2.8	Quality of Public Disclosures

Mirion has a responsibility to provide full and accurate information in our public disclosures, in all material respects, about Mirion’s financial condition and results of operations. Our reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure, and Mirion has established a Disclosure Committee consisting of senior management to assist in monitoring such disclosures. Mirion people must ensure that all disclosures are accurate and must follow all policies and procedures in place at Mirion to ensure that public disclosures are controlled. Including:

2.8.1	Contacts with Reporters, Analysts and Other Media

Because of the importance of the legal requirements regarding disclosure of certain information to our investors, we must make certain that any information regarding our business, financial condition or operating results that is released to the public is accurate and consistent. As result, you must not discuss internal Mirion matters with anyone outside of Mirion except as clearly required in the performance of your job duties. This prohibition applies particularly to inquiries about Mirion made by the news media, securities analysts or investors. All responses to these inquiries must be made only by Mirion’s corporate officers (and individuals specifically designated by them), who are authorized to information about Mirion with the news media, securities analysts and investors. If you receive inquiries from these sources, you must immediately refer them to one of these authorized spokespersons.

The foregoing restrictions also apply with regard to the disclosure of information through social media. For example, Mirion people must not post confidential, proprietary or trade secret information regarding the Company or our customers on social media.

2.9	Trading on Inside Information

You may not trade in Company securities (such as stock, options, derivatives), or provide a family member, friend or any other person with a “tip” about Company securities, while you are in possession of material inside information about the Company. Material inside information about the Company includes information about a significant pending transaction, contract or customer, among other things. All non-public, Company information is considered inside non-public information about the Company. This information must never be used for personal gain.

In addition, Mirion people who learn of material, non-public information about the Company’s suppliers, customers, or competitors, business partners or any other companies (including, e.g., companies that are acquisition targets) through their work at the Company, shall keep that information confidential and not buy or sell securities (such as stock, options, derivatives) in such companies while in possession of that information. Mirion people must also not give tips about such securities.

You are required to familiarize yourself and comply with Mirion’s Statement of Policy Concerning Trading in Company Securities. You should contact the Legal Department with any questions about your ability to buy or sell securities

2.10	Data Privacy, Protection and Security

We respect and value the privacy of all Mirion people, suppliers, partners, customers and others with which the Company does business.

The collection, use, storage, and international transfer of personal data is increasingly subject to regulation, including but not limited to under the European General Data Protection Regulation (“GDPR”). Personal data includes any information that could identify an individual. Personal data can include contact details, personal profiles, voice, images and the locations of individuals or their devices or applications. When in doubt, treat the information as personal data.

We strive to protect the privacy of personal information of others. We will only collect, use, process, and disclose an individual’s personal information in accordance with applicable law, our internal policies and our contractual obligations.

We have taken steps to ensure that the data that we hold belonging to Mirion, our people, clients and others with which we do business are secure. You must comply with all policies and procedures of Mirion related to data and cyber security, and not take any steps that may compromise, undermine or circumvent those protections.

2.11	Discrimination and Harassment

We treat each other with respect and dignity and have a zero tolerance of discrimination or harassment in any form.

We are committed to maintaining a culture of diversity and make all employment decisions based on a principle of mutual respect and dignity consistent with applicable laws. Mirion strictly prohibits discrimination or harassment of any kind.

You must not engage in or tolerate harassment through any means, including verbal, non-verbal, physical or online. Abusive, offensive, humiliating or intimidating behavior is never acceptable.

2.12	Health and Safety

We are committed to providing a safe and healthy working environment for all Mirion people. We recognize that some areas of Mirion’s business, including those related to nuclear and radioactive materials are particularly sensitive and highly regulated. All Mirion people are responsible for understanding the risks and hazards in the workplace and for knowing and complying with all stated and applicable health and safety rules and procedures imposed by Mirion or applicable law.

Any concerns with respect to health and safety matters must be reported immediately to [xx], or by using any of the reporting channels identified below.

2.13	Environment

We look for opportunities to minimize the environmental impacts of our business and products, including reducing energy consumption, carbon emissions and waste. We manage environmental issues actively, openly and ethically, and comply with all applicable environmental laws and regulatory requirements.

3.	Avoiding Conflicts of Interest

3.1	Generally

All Mirion people have a duty of loyalty to act in Mirion’s best interests. We expect you to avoid situations and relationships that involve actual or potential conflicts of interest. Generally, a conflict of interest arises whenever your personal interests interfere in any way, or even appear to interfere, with your responsibilities to Mirion, or with Mirion’s best interests. Put another way, a conflict of interest is created whenever an activity, association or relationship of yours might impair your independent exercise of judgment in Mirion’s best interest.

Examples of situations that could create conflicts of interest and must be avoided, or subject to prior approval, include:

•	Conducting Mirion business with a company owned, partially-owned or controlled by you or a member of your family;

•	Ownership of more than one percent of the stock of a company that competes or does business with Mirion (other than indirect ownership as a result of owning a widely-held mutual fund);

•	Working as an employee or a consultant for a competitor, regulatory government entity, client or supplier of Mirion;

•	Receiving a loan or guarantee of an obligation as a result of your position with Mirion;

•	Doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties;

•	Doing work for Mirion that represents a conflict with prior, particularly government employment, or any contractual restrictions placed on you related to the same; or

•	Appropriating or diverting to yourself or others any business opportunity or idea in which Mirion might have an interest.

These situations (and others like them), where your loyalties to Mirion could be compromised, must be avoided. If you believe that you are involved in a potential conflict of interest, promptly discuss it with your supervisor or the Mirion Legal Department. If conflict is determined to exist, you must disengage from the conflict situation, take the actions determined by the Mirion Legal Department needed to mitigate the conflict, or terminate your employment with Mirion.

3.2	Corporate Opportunities

Mirion people are prohibited from taking for themselves business opportunities that are discovered through the use of corporate property, information or position. No employee, officer or director may use corporate property, information or position for personal gain, and no employee, officer or director may compete with Mirion. Competing with Mirion may involve engaging in the same line of business as Mirion, or any situation where the employee, officer or director takes away from Mirion opportunities for sales or purchases of products, services or interests. Employees, officers and directors owe a duty to Mirion to advance its legitimate interests when the opportunity to do so arises.

4.	Use of Our Assets and Those of Others

You are responsible for the proper use of Mirion’s physical resources and property, as well as its proprietary information.

4.1	Physical Assets and Property

Our offices, equipment, supplies and other resources may not be used for activities that are not related to your employment with Mirion, except for any activities that have been approved in writing in advance by us, or for personal usage that is minor in amount and reasonable. If you are found to be engaging in, or attempting, theft of any Mirion property, including documents, equipment, intellectual property, personal property of other employees, cash or any other items of value, you may be subject to immediate termination of your employment and possible criminal proceedings. We expect you to report any theft or attempted theft to your supervisor or the Mirion Legal Department.

4.2	Intellectual Property

Proprietary words, slogans, symbols, logos or other devices used to identify Mirion and its proprietary methods and services are important business tools and valuable assets, which require care in their use and treatment. You may not negotiate or enter into any agreement respecting Mirion’s trademarks, service marks or logos without first consulting a member of the Mirion Legal Department.

We also respect the intellectual property rights of others. Thus, using the trademark or service mark of, or “referencing” for marketing purposes, another company even one with whom Mirion has business relationship), requires clearance or approval by our Legal Department, to determine whether the use of that other company’s mark is proper. You must avoid the unauthorized use of copyrighted or patented materials of others and should ask a member of the Legal Department if you have any questions regarding the permissibility of photocopying, excerpting, electronically copying or otherwise using copyrighted or patented materials. In addition, simply because material is available for copying such as content or images downloaded from the internet) does not mean that it is automatically legal or permissible to copy or distribute.

5.	Maintaining Accurate and Complete Company Records

5.1	Accounting and Financial Records

We are required under U.S. federal securities laws and generally accepted accounting principles to keep books, records and accounts that accurately reflect all transactions and to provide an adequate system of internal accounting and controls. We expect you to ensure that those portions of our books, records and accounts for which you have responsibility are valid, complete, accurate and supported by appropriate documentation in verifiable form.

You must not:

•	Improperly accelerate or defer expenses or revenues to achieve financial results or goals;

•	Deviate from any accounting standards applicable to Mirion;

•	Participate in the valuation of any of our assets at a value other than that required by law;

•	Maintain any undisclosed or unrecorded funds or “off the book” assets;

•	Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting;

•	Make any payment for purposes other than those described in the documents supporting the payment;

•	Submit or approve any expense report where you know or suspect that any portion of the underlying expenses were not incurred are not accurate; or

•	Sign any documents believed to be inaccurate or untruthful.

All Mirion people who exercise supervisory duties over Mirion assets or records are expected to establish and implement appropriate internal controls over all areas of their responsibility. This will help ensure the safeguarding of Mirion’s assets and the accuracy of our financial records and reports. We have adopted and will continue to adopt various types of internal controls and procedures as required to meet internal needs and applicable laws and regulations. We expect you to follow these controls and procedures to the extent they apply to you, to assure the complete and accurate recording of all transactions.

Any accounting entries or adjustments that materially depart from generally accepted accounting principles must be approved by our Audit Committee or Board of Directors and reported to our independent auditors. You must not interfere with or seek to influence improperly directly or indirectly the review or auditing of our financial records by our Audit Committee, Board of Directors or independent auditors.

If you become aware of any questionable transaction or accounting practice, we expect you to report the matter immediately to the Mirion Legal Department or to a member of our Audit Committee.

You must not create, nor permit to be created any off-books, or “slush” funds, that could be used for improper purposes. You must report all material off-balance-sheet transactions, arrangements and obligations and other relationships outside the ordinary course of business with third parties that may have material current or future effects on our financial condition or operations of the Company to our Legal Department or to a member of our Audit Committee.

5.2	Retention of Documents

Certain types of documents and records must be retained for specific periods of time, because of legal and regulatory requirements, or contractual obligations to our providers of capital or others. These periods of time, and the types of documents and records covered, may vary from time to time and will be announced as appropriate. We expect you to comply with those document retention requirements that apply to you. If you are working with these types of documents and records, or are uncertain whether the documents or records you are working with are subject to these “retention” requirements, please consult with your supervisor or the Mirion Legal Department.

Whenever you become aware that documents or records of any type may be required in connection with lawsuit or government investigation, you must preserve all possibly relevant documents. This means that you must immediately stop disposing of or altering those documents pertaining to the subjects of the litigation or investigation, even if that activity is ordinary or routine. If you are uncertain whether documents or records under your control must be preserved because they might relate to a lawsuit or investigation, you should contact a member of our executive team or our Legal Department.

6.	Protecting Proprietary Information

6.1	Protecting Mirion Proprietary Information

You will often have access to information that is private to Mirion, has not been made public and constitutes trade secrets or proprietary information. Protection of this information is critical to our ability to grow and compete.

Under the laws of most jurisdictions where we do business, trade secrets are legally protected property as long as they remain secret (meaning not generally or publicly known).

Your obligations with respect to our proprietary trade secrets and proprietary information are:

•	Not to disclose the information outside of Mirion;

•	Not to use the information for any purpose except to benefit Mirion’s business; and

•	Not to disclose the information within Mirion, except to other Mirion people who need to know, or use, the information and are aware that it constitutes a trade secret or proprietary information.

These obligations continue even after you leave Mirion until the information becomes publicly available or until Mirion no longer considers it a trade secret or proprietary information. Any documents, papers or records that contain trade secrets or proprietary information are our property and must remain at the Company. In certain cases, Mirion people have also executed nondisclosure agreements, employment agreements or other similar agreements that govern their obligations with respect to our information.

Mirion’s proprietary trade secrets and proprietary information may include, among other things, information regarding our operations, business plans, investments, customers, strategies, trade secrets, records, finances, assets, data or other information that reveals the processes, methodologies or “know how” by which our existing or future investments, services, or methods of operation are developed, conducted or operated.

6.2	Protecting the Proprietary Information of Others

In the normal course of business, you will acquire information about many other organizations, including clients, suppliers and competitors. This is a normal business activity and is not unethical in itself. We properly gather this kind of information for such purposes as evaluating the relative merits of our business practices.

There are, however, limits to the ways that this information should be acquired and used. When working with sensitive information about our customers or suppliers, you must use that information only for the purposes for which it was disclosed to you and make it available only to other Mirion people with a legitimate “need to know.”

Additional rules apply relating to the handling and protection of government proprietary information, including but not limited to classified information. Please refer to Mirion’s policies on dealing with government entities for further details on these requirements.

You must not use illegitimate means to acquire a competitor’s trade secrets or other proprietary information. Illegal practices such as trespassing, burglary, wiretapping, bribery and stealing are obviously wrong. We will not tolerate any form of questionable intelligence gathering.

6.3	Inadvertent Disclosure

You must avoid the inadvertent disclosure of proprietary information. To avoid inadvertent disclosure, do not discuss with any unauthorized person proprietary information that Mirion considers confidential or that we have not made public. You also must not discuss this information even with authorized Mirion people if you are in locations where unauthorized people may overhear you, such as airplanes or elevators, or when using non-secure electronic bulletin boards or databases. Do not discuss this information with family members or with friends, because they may innocently or unintentionally pass the information on to someone else.

7.	Administration of this Code

7.1	Ongoing Review of Compliance

We require all Mirion people to comply with this Code. Upon your receipt of this Code, and also from time to time as we deem to be necessary, we may require you to sign an acknowledgement confirming your obligation to read and understand this Code and comply with its provisions. We reserve the right to monitor your continuing compliance with the provisions of this Code and to investigate any suspected violations. If substantiated, these violations could result in disciplinary action, as described more fully in the following sections.

7.2	The Chief Compliance Officer

The Chief Compliance Officer has overall responsibility for administering this Code and reporting on the administration of and compliance with the Code and related matters to the Board of Directors.

7.3	Reporting of Suspected Violations

We expect you to bring to our attention information about suspected violations of this Code or applicable law by any Mirion person or other party in connection with Mirion’s business, using any of the channels set out in Appendix A.

If you have information about suspected improper accounting, internal accounting controls or auditing matters, you may bring such information to the attention of our Chief Compliance Officer or a member of our Audit Committee directly.

Mirion has established a compliance reporting telephone “hotline” and an internet-based reporting option for the reporting of misconduct or perceived misconduct by or within Mirion or by any person or entity with whom Mirion deals relating to a contract or project for which Mirion is competing or on which Mirion is or has been working. This system allows for reports to be made anonymously if you wish (where permitted by applicable law). An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, we will endeavor to protect this confidentiality, subject to applicable law, regulation or legal proceedings. Both telephone and internet-based services are available twenty-four hours a day, seven days a week. The compliance reporting contact information is listed in Appendix A and updated periodically as needed.

7.4	Non-Retaliation

You should feel safe in reporting this information, regardless of the identity or position of the suspected offender. We will treat the information in a confidential manner (consistent with appropriate evaluation and investigation) and will neither take nor tolerate anyone else taking any act of retribution or retaliation against you for making a report.

Retaliation in any form against a Mirion person who in good faith reports a violation of this Code (even if the report is mistaken), whether inside or outside of the company, or who assists in the investigation of a reported violation is itself a serious violation of this Code. Acts of retaliation should be reported immediately and may result in severe disciplinary action. Mirion will neither take, nor tolerate anyone else taking, any act of retribution or retaliation against you for making a report.

Retaliatory conduct includes discharge, demotion, suspension, threats, harassment, and any other manner of discrimination in the terms and conditions of employment because of any lawful act you may have performed. It is unlawful for Mirion to retaliate against you for reporting possible misconduct either internally or to any governmental agency or entity or self-regulatory organization.

7.5	Investigation of Suspected Violations

Mirion is committed to fully investigating and remediating any violations of law or this Code which come to the Company’s attention. Suspected violations will be investigated under the supervision of our Chief Compliance Officer or the Audit Committee, in accordance with our Whistleblower Policy.

7.6	Disciplinary Action

If our Chief Compliance Officer or our Board of Directors (or those acting under their supervision) determine, in their good faith discretion, that you have violated any provision of this Code, you may be subject to disciplinary action, up to and including termination of your employment. Disciplinary actions will be carried out in accordance with Mirion Human Resources policies and applicable labor and employment laws.

7.7	Special Provisions Applicable to Certain Financial Executives

Given the important position of trust and authority that they occupy, our Chief Executive Officer, Chief Financial Officer, and certain other persons who may be designated by the Board of Directors or its Audit Committee (collectively, the “Financial Executives”) should act extremely cautiously in interpreting and applying this Code, and additional requirements may be notified to them from time to time. Financial Executives should consult with our Chief Compliance Officer with respect to any proposed actions or arrangements that are not clearly consistent with the Code. In the event that a Financial Executive wishes to engage in a proposed action or arrangement that is not consistent with the Code, the Financial Executive must obtain a waiver of the relevant Code provisions in advance from our Audit Committee.

7.8	Audit and Compliance Plan

The Company may periodically conduct audits and prepare reports to assess and document compliance with the Code. In addition, the Company may, from time to time, engage the services of outside legal, accounting and other personnel who, according to agreed-upon procedures, may monitor compliance, including as to financial and accounting matters. All employees must cooperate fully and provide all information requested.

7.9	Waiver and Amendments

Any waiver of the provisions in this Code for executive officers or directors may only be granted by the Board of Directors and will be disclosed to the Company’s shareholders within four business days. Any waiver of this Code for other employees may only be granted by the Legal Department. Amendments to this Code may be made at any time and must be approved by the Board of Directors and amendments of the provisions in this Code applicable to the CEO and the senior financial officers will also be promptly disclosed to the Company’s shareholders. Following any material revisions or updates, an updated version of this Code will be distributed to you, and will supersede the prior version of this Code effective upon distribution. We may ask you to sign an acknowledgement confirming that you have read and understood the revised version of the Code, and that you agree to comply with its provisions.

7.10	Important Disclaimers

This Code reflects general principles to guide you in making ethical decisions and cannot, and is not intended to address every specific situation in which we may find it appropriate to take disciplinary action. This Code is not intended to create any contract (express or implied) with you, including without limitation any employment contract, or to constitute any promise with regard to the length and terms of your employment.

APPENDIX A

Compliance Reporting Contact Information

October 2021

For purposes of implementing the Mirion Code of Ethics and Business Conduct, we are providing you the following information concerning contacts for reporting suspected violations of the Code as well as any other suspected improper accounting or auditing matters, fraud or other illegal behavior.

Such matters may be reported to the following persons:

CHIEF COMPLIANCE OFFICER

The Mirion Board of Directors has designated Emmanuelle Lee, Mirion’s Vice President and General Counsel, as Mirion’s Chief Compliance Officer.

Reports may be made to Ms. Lee by telephone at +1 925 498 6339 or by email at elee@mirion.com.

BOARD OF DIRECTORS

Reports may be made to our Board of Directors as a group, our non-employee directors as a group, or any individual director by sending written correspondence to the following address:

Mirion Technologies, Inc.

1218 Menlo Drive

Atlanta, GA 30318

Attn: Corporate Secretary

ANONYMOUS COMPLIANCE REPORTING HOTLINE

Reports may also be made anonymously via phone or internet, as follows:

Telephone	Report anonymously at	(877) 516-3401

Internet	Report anonymously at	https://secure.ethicspoint.com/domain/media/en/gui/67521/index.html

CONTACTING THE MIRION LEGAL DEPARTMENT

You may contact the Mirion Legal Department with questions or issues that arise in connection with this Code at: legal@mirion.com.